February 12, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xoom Corporation (the “Company”)

Registration Statement on Form S-1 (File No. 333-185967)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 6,612,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on February 14, 2013, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 1, 2013, through the date hereof:

Preliminary Prospectus dated February 1, 2013:

1,538 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC. NEEDHAM & COMPANY, LLC RAYMOND JAMES & ASSOCIATES, INC.
ROBERT W. BAIRD & CO. INCORPORATED

As Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President